Exhibit 99.1
Yingli Green Energy Reports First Quarter 2010 Results
Gross Margin Reached Historical High of 33.3%
Non-GAAP Diluted EPS Increased to RMB 1.60 from RMB 0.494 Quarter over Quarter
Reaffirmed Shipment and Gross Margin Guidance for Full Year 2010
BAODING, China, May 24, 2010 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which holds the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the first quarter ended March 31, 2010.
First Quarter 2010 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 2,449.9 million (US$358.9 million).

•	Gross profit was RMB 815.4 million (US$119.5 million) and gross margin was 33.3%.

•	Operating income was RMB 535.9 million (US$78.5 million) and operating margin was 21.9%.

•	Net income[1] was RMB 190.9 million (US$28.0 million) and diluted earnings per ordinary share and per American depositary share (“ADS”) was RMB 1.24 (US$0.18).

•	On an adjusted non-GAAP[2] basis, net income was RMB 246.8 million (US$36.2 million) and diluted earnings per ordinary share and per ADS was RMB 1.60 (US$0.23).

•	Actual output of existing 600 MW vertically integrated production capacity was nearly 30% higher than nameplate capacity.
Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy, commented, “We are pleased to announce that our first quarter gross margin reached a record high of 33.3%, as we continued to focus on balancing profitability with market share expansion. Driving this performance, our PV module shipment volume grew significantly year-over-year and remained stable quarter-over-quarter despite seasonality. We attribute these achievements primarily to Yingli’s industry-leading brand recognition and cost advantage, and our vigorous sales and marketing efforts, including our sponsorship of the 2010 FIFA World Cup South AfricaTM, which has helped us diversify our customer portfolio across different regions.”
“We achieved close to 130% capacity utilization for our existing 600 MW capacity in the first quarter through our long-term efforts to improve operating efficiency and cell conversion efficiency, while remaining focused on our strategic capacity expansion plans to satisfy unmet demand across key

1	For convenience purposes, all references to “net income (loss)” in this press release, unless otherwise specified, represent “net income (loss) attributable to Yingli Green Energy” for all periods presented.

2	All non-GAAP measures exclude share-based compensation, the non-cash interest expenses, the non-cash loss due to the changes in the fair value of the embedded derivative liability, and the amortization and impairment of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

markets. We now expect to bring the 300 MW PANDA mono-crystalline silicon based production capacity at our Baoding headquarters and the 100 MW multi-crystalline silicon based production capacity in Hainan Province on-line in the third quarter of this year. And we are pleased to announce that our new PANDA module will be introduced during the 2010 Intersolar Trade Show in Munich, Germany this June, one of the biggest industry exhibitions. In addition, our in-house polysilicon plant Fine Silicon is in the final stage of the segment trial process and we are confident in our goal of beginning fully integrated production in mid-2010 as originally scheduled.”
“Looking ahead, to strengthen our leadership in the global solar market we will continue to focus on improving cell efficiency and yield rates across the integrated value chain while reducing costs, increasing the diversity of our customer base, securing new long-term and strategic partnerships, strengthening our risk control capabilities across different regions and assuring the quality of our products by cooperating with leading partners such as TÜV Rheinland. With a strong quarter behind us and solid strategies in place, we look forward to driving continued healthy growth in the future.”
First Quarter 2010 Financial Results
Total Net Revenues
Total net revenues were RMB 2,449.9 million (US$358.9 million) in the first quarter of 2010, a slight decrease of 3.2% from RMB 2,530.9 million in the fourth quarter of 2009 and an increase of 145.0% from RMB 999.9 million in the first quarter of 2009. The slight decrease in total net revenues from the fourth quarter of 2009 was primarily due to the depreciation of the euro against the Renminbi, partially offset by the slight improvement of selling prices in original currencies. PV module shipment volume was flattish compared to last quarter.
Gross Profit and Gross Margin3
Gross profit in the first quarter of 2010 was RMB 815.4 million (US$119.5 million), an increase of 8.7% from RMB 750.4 million in the fourth quarter of 2009 and 387.3% from RMB 167.4 million in the first quarter of 2009. Gross margin was 33.3% in the first quarter of 2010, up from 29.6% in the fourth quarter of 2009 and 16.7% in the first quarter of 2009. The increase in gross margin was primarily due to the continuous decline in the blended cost of polysilicon, decreasing polysilicon usage per watt and continuous reduction in non-polysilicon cost.
Operating Expenses3,4
Operating expenses in the first quarter of 2010 were RMB 279.5 million (US$40.9 million), compared to RMB 784.8 million in the fourth quarter of 2009 and RMB 147.0 million in the first quarter of 2009. The higher operating expense in the fourth quarter of 2009 was primarily attributable to a non-cash impairment of intangible assets and a non-cash bad debt expense of RMB 461.0 million, which did not

3	The Company’s previously reported unaudited first quarter 2009 financial results have been revised to reflect a reclassification of warranty and shipping cost of RMB 14.9 million from cost of revenues to selling expenses in order to better reflect the selling related nature of these expenses and to increase the comparability of information with the Company’s competitors.

4	The Company’s previously reported unaudited fourth quarter 2009 financial results have been revised to reflect an additional bad debt expense of RMB 145.5 million, which resulted in an increase in operating expense from RMB 639.3 million to RMB 784.8 million, an increase in income tax benefit from RMB 1.1 million to RMB 63.0 million and a decrease in earnings attributable to the noncontrolling interests from RMB 27.2 million to RMB 5.5 million.

recur in the first quarter of 2010. Operating expense as a percentage of total net revenues was 11.4% in the first quarter of 2010, down from 12.8% in the fourth quarter of 2009 after excluding the two non-cash charges in the fourth quarter of 2009.
During the course of the preparation of the Company’s 2009 annual report, one of its customers failed to perform its obligations under contractual arrangements it had entered into with the Company regarding certain accounts receivable outstanding as of December 31, 2009. The Company is currently seeking legal advice on its options to recover the account receivables. A non-cash bad debt expense was recognized in the fourth quarter 2009 to provide a partial provision for the outstanding accounts receivable. As a prudent measure, the Company has provided an additional non-cash bad debt provision of RMB 145.5 million to cover the full amount of the outstanding accounts receivable for the fourth quarter and full year 2009, which was offset by adjusted income tax benefit and earnings attributable to the noncontrolling interests for these two periods. As a result, net loss for the fourth quarter and full year 2009 increased by RMB 61.9 million. The impact of this additional non-cash debt expense on the full year 2009 will be fully reflected in the Company’s annual report for 2009. This provision will be reversed in subsequent financial statements if the Company can recover a portion of the outstanding accounts receivable from this customer.
Operating Income (Loss) and Margin4
Operating income in the first quarter of 2010 was RMB 535.9 million (US$78.5 million), a substantial increase from an operating loss of RMB 34.4 million in the fourth quarter of 2009 and an operating income of RMB 20.4 million in the first quarter of 2009.
Operating margin was 21.9% in the first quarter of 2010, compared to a negative operating margin of 1.4% in the fourth quarter of 2009 and 2.0% in the first quarter of 2009. The significant increase in operating margin was mainly due to increased gross margin and decreased operating expenses as a percentage of net revenues.
Interest Expense
Interest expense was RMB 91.2 million (US$13.4 million) in the first quarter of 2010, compared to RMB 80.8 million in the fourth quarter of 2009 and RMB 79.0 million in the first quarter of 2009. The increase in interest expense was consistent with the increase in short-term borrowings from RMB 3,501.0 million as of December 31, 2009 to RMB 3,993.3 million (US$585.0 million) as of March 31, 2010.
After excluding non-cash interest expenses, interest expense was RMB 63.4 million (US$9.3 million) in the first quarter of 2010, compared to RMB 58.7 million in the fourth quarter of 2009 and RMB 72.2 million in the first quarter of 2009. The weighted average interest rate for the borrowings in the first quarter of 2010 was 6.43%, an increase from 6.27% in the fourth quarter of 2009, both measured on a basis excluding non-cash interest expenses.
Foreign Currency Exchange Loss
Foreign currency exchange loss was RMB 169.1 million (US$24.8 million) in the first quarter of 2010, compared to foreign currency exchange losses of RMB 48.5 million in the fourth quarter of 2009 and

RMB 93.6 million in the first quarter of 2009. The foreign currency exchange loss in the first quarter of 2010 was primarily due to the depreciation of the euro against the Renminbi.
Income Tax Expense (Benefit) 4
Income tax expense was RMB 39.5 million (US$5.8 million) in the first quarter of 2010, compared to income tax benefit of RMB 63.0 million in the fourth quarter of 2009 and RMB 13.0 million in the first quarter of 2009. The income tax expense in the first quarter of 2010 was primarily due to the net operating income generated by Tianwei Yingli and Yingli Energy (China) Company Limited (“Yingli China”) in this quarter. Under the PRC Enterprise Income Tax Law and the various implementation rules, Tianwei Yingli was subject to an enterprise income tax rate of 12.5% in both 2009 and 2010, and Yingli China was subject to an enterprise income tax rate of 15% in both 2009 and 2010.
Net Income (Loss) 4
As a result of the factors discussed above, net income was RMB 190.9 million (US$28.0 million) in the first quarter of 2010, compared to a net loss of RMB 106.7 million in the fourth quarter of 2009 and a net loss of RMB 141.6 million in the first quarter of 2009. Diluted earnings per ordinary share and per ADS was RMB 1.24 (US$0.18) in the first quarter of 2010, compared to diluted loss per ordinary share and per ADS of RMB 0.72 in the fourth quarter of 2009 and diluted loss per ordinary share and per ADS of RMB 1.11 in the first quarter of 2009.
On an adjusted non-GAAP basis, net income was RMB 246.8 million (US$36.2 million) in the first quarter of 2010, compared to a net income of RMB 75.7 million in the fourth quarter of 2009 and a net loss of RMB 77.1 million in the first quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 1.60 (US$0.23) in the first quarter of 2010, compared to a non-GAAP diluted earnings per ordinary share and per ADS of RMB 0.49 in the fourth quarter of 2009 and a non-GAAP diluted loss per ordinary share and per ADS of RMB 0.61 in the first quarter of 2009.
On an adjusted non-GAAP basis and, if the Company excludes the foreign currency exchange loss, net income was RMB 415.9 million (US$60.9 million) in the first quarter of 2010, compared to a net income of RMB 124.1 million in the fourth quarter of 2009 and a net income of RMB 16.5 million in the first quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS excluding foreign exchange loss were RMB 2.70 (US$0.40) in the first quarter of 2010, compared to a non-GAAP diluted earnings per ordinary share and per ADS excluding foreign exchange loss of RMB 0.80 in the fourth quarter of 2009 and a non-GAAP diluted earnings per ordinary share and per ADS excluding foreign exchange loss of RMB 0.13 in the first quarter of 2009.
Balance Sheet Analysis
As of March 31, 2010, Yingli Green Energy had RMB 4,355.6 million (US$638.1 million) in cash and restricted cash, compared to RMB 3,631.1 million as of December 31, 2009. The increase in cash and restricted cash was primarily a result of positive operating cash flow resulting from the improved collection of accounts receivables and payment control.
Working capital was RMB 675.4 million (US$99.0 million) as of March 31, 2010, compared to RMB 1,031.3 million as of December 31, 2009.

As of the date of this press release, the Company had approximately RMB 10,207 million in authorized lines of credit, of which RMB 4,230 million had not been utilized.
Business Outlook for Full Year 2010
Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reaffirms its PV module shipment target to be in the estimated range of 950 MW to 1 GW for fiscal year 2010, which represents an increase of 80.8% to 90.4% compared to fiscal year 2009.
In addition, after taking into consideration the Company’s estimated blended cost of polysilicon in 2010, the expected average selling price of PV modules and forecasted exchange rates of the euro and U.S. dollar against the Renminbi, the Company also reaffirms its gross margin target for fiscal year 2010 to be in the estimated range of 27% to 29%.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, the non-cash interest expense, the non-cash loss due to the changes in the fair value of the embedded derivative liability, and the amortization and impairment of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8258 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of March 31, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on May 24, 2010 at 8:00 AM Eastern Daylight Time (EDT), which corresponds to the same day at 8:00 PM Beijing/Hong Kong time.
     The dial-in details for the live conference call are as follows:
—	U.S. Toll Free Number: +1-866-788-0541

—	International dial-in number: +1-857-350-1679

—	Passcode: 65932971#
A live and archived webcast of the conference call will be available on the Investor Relations section of Yingli Green Energy’s website at http://www.yinglisolar.com for three months.
     A replay of the conference call will be available until June 7, 2010 by dialing:
—	U.S. Toll Free Number: + 1-888-286-8010

—	International dial-in number: + 1-617-801-6888

—	Passcode: 82408968#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE), which holds the brand “Yingli Solar”, is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. As of today, Yingli Green Energy maintains a balanced production capacity of over 600 MW per year. Two capacity expansion projects of 300 MW and 100 MW are under construction in Baoding and Hainan, respectively, and are expected to bring Yingli Green Energy’s total capacity to 1 GW by the end of 2010. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, is at the final stage of the segment trial process, and is expected to start fully integrated production from mid-2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 7,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: yingli@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of
	December 31,
	2009[4]	As of March 31, 2010
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	3,463,278	4,187,796	613,524
Accounts receivable, net	1,813,101	1,228,765	180,017
Inventories	1,665,021	1,762,889	258,269
Prepayments to suppliers	360,846	467,319	68,464
Prepaid expenses and other current assets	668,402	751,477	110,094

Total current assets	7,970,648	8,398,246	1,230,368

Prepayments to supplier	678,311	610,096	89,381
Property, plant and equipment, net	6,573,851	7,323,425	1,072,904
Land use rights	354,560	352,759	51,680
Goodwill and intangible assets, net	481,492	469,332	68,759
Investment in and advances to affiliates	20,674	22,843	3,346
Long-term restricted cash	167,774	167,774	24,579
Other assets	23,968	32,064	4,697

Total assets	16,271,278	17,376,539	2,545,714

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	3,501,027	3,993,331	585,035
Convertible senior notes	1,291,843	1,311,364	192,119
Accounts payable	1,852,216	2,017,442	295,561
Other current liabilities and accrued expenses	294,302	400,697	58,703

Total current liabilities	6,939,388	7,722,834	1,131,418

Senior secured convertible notes	100,139	133,099	19,499
Long-term bank borrowings, excluding current portion	752,809	688,603	100,882
Accrued warranty cost, excluding current portion	174,444	196,607	28,804
Other liabilities	104,466	104,730	15,343

Total liabilities	8,071,246	8,845,873	1,295,946

Shareholders’ equity:
Ordinary shares	11,363	11,403	1,671
Additional paid-in capital	6,169,475	6,149,586	900,933
Accumulated other comprehensive income	12,784	14,042	2,057
Retained earnings	490,526	681,404	99,828

Total Yingli Green Energy shareholders’ equity	6,684,148	6,856,435	1,004,489

Noncontrolling interests	1,515,884	1,674,231	245,279

Total shareholders’ equity	8,200,032	8,530,666	1,249,768

Total liabilities and shareholders’ equity	16,271,278	17,376,539	2,545,714

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31,	December 31,
	2009[3]	2009[4]	March 31, 2010
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	998,009	2,489,313	2,411,894	353,350
Sales of PV systems	4	16,077	20,709	3,034
Other revenues	1,886	25,471	17,324	2,538

Total net revenues	999,899	2,530,861	2,449,927	358,922
Cost of revenues:
Cost of PV modules sales	(829,843)	(1,745,031)	(1,598,405)	(234,171)
Cost of PV systems sales	(16)	(12,263)	(18,436)	(2,701)
Cost of other revenues	(2,690)	(23,191)	(17,643)	(2,585)

Total cost of revenues	(832,549)	(1,780,485)	(1,634,484)	(239,457)

Gross profit	167,350	750,376	815,443	119,465
Selling expenses	(45,744)	(138,903)	(156,366)	(22,908)
General and administrative expenses	(75,470)	(457,163)	(106,934)	(15,666)
Research and development expenses	(25,756)	(57,567)	(16,216)	(2,376)
Impairment of intangible assets	—	(131,177)	—	—

Total operating expenses	(146,970)	(784,810)	(279,516)	(40,950)

Income (loss) from operations	20,380	(34,434)	535,927	78,515
Other income (expense):
Interest expense	(79,005)	(80,843)	(91,174)	(13,357)
Interest income	1,352	2,836	3,295	482
Foreign currency exchange loss	(93,635)	(48,474)	(169,062)	(24,768)
Other income (expense)	(23,123)	(3,321)	3,543	519

Earnings (loss) before income taxes	(174,031)	(164,236)	282,529	41,391
Income tax benefit (expense)	12,989	63,045	(39,467)	(5,782)

Net income (loss)	(161,042)	(101,191)	243,062	35,609
Less: (Earnings) loss attributable to the noncontrolling interests	19,477	(5,515)	(52,184)	(7,645)

Net income (loss) attributable to Yingli Green Energy	(141,565)	(106,706)	190,878	27,964

Weighted average shares and ADSs outstanding
Basic	127,864,391	148,416,746	148,992,178	148,992,178
Diluted	127,864,391	148,416,746	154,060,104	154,060,104

Earnings (loss) per share and per ADS
Basic	(1.11)	(0.72)	1.28	0.19
Diluted	(1.11)	(0.72)	1.24	0.18

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$
Non-GAAP income	(77,116)	75,673	246,792	36,156
Share-based compensation	(15,352)	(16,242)	(16,052)	(2,352)
Amortization of intangible assets	(15,191)	(12,846)	(12,111)	(1,774)
Impairment of intangible assets	—	(131,177)	—	—

Loss on embedded derivative liability	(27,100)	—	—	—
Non-cash interest expenses	(6,806)	(22,114)	(27,751)	(4,066)

Net income (loss) attributable to Yingli Green Energy	(141,565)	(106,706)	190,878	27,964

Non-GAAP diluted earnings per share and per ADS	(0.61)	0.49	1.60	0.23
Diluted earnings (loss) per share and per ADS	(1.11)	(0.72)	1.24	0.18